Kookaburra Sustainable Solutions Inc.

Executive Summary

Kookaburra Sustainable Solutions Inc. (KSS), will be a Delaware registered company on the USA based.

This will be a startup company with a focus on environmentally and ecofriendly products. KSS is envisioned to become one of the world's leading "one stop, environmental shop" businesses. Kookaburra Sustainable Solutions Inc. is planned to be a diverse, multi-portfolio company with the primary focus on sustainable and environmentally friendly technology.

Our products are natural solutions for air purification, odor removal, water purification, sustainable health and beauty, sustainable food production, waste recycling and sustainable energy generation.

The directors of KSS have significant experience and knowledge in odour control, bio-fuels, soil sustainability, vermiculture, recycling, waste recovery, sustainable food production, aquaponics, environmentally friendly health and beauty etc.

Kookaburra Sustainable Solutions Inc. already has several start-up projects underway as well as several acquisitions planned with many proven technologies from the global knowledge base of its directors and founders. KSS also has secured exclusive rights to several patents in the odour control industry.

Kookaburra Sustainable Solutions Inc.'s initial focus will be on its growing range of environmentally friendly odour control products.

Goals and Objectives

Kookaburra Sustainable Solutions Inc. exists because of the passion and love of its founders for the planet and its people and the burning desire to leave a sustainable legacy for future generations to enjoy our beautiful planet in the way we have.

We are passionate believers in fairness within business and as such will become early adopters of the world-wide business movement in "B-Corps". Our motto is in accord with the B-Corp membership, DO WELL THROUGH DOING GOOD!

Kookaburra Sustainable Solutions Inc.'s primary objective is to benefit the people, the planet, and the intrinsic value of the business by deploying leading edge, environmentally and socially sustainable technologies and products.

KSS has a vast knowledge base from our team, which expands around the globe with more than 100 years of combined experience in green technologies and environmentally friendly products. We have experience in the health and wellness, recycling and waste reduction, biomass, biofuels, aquaponics, vermiculture, soil remediation, and sustainable food production areas.

The initial plan for our company is to expand on the development of our product lines for soil remediation, health and beauty products, air quality products and the pet care product lines. We will be seeking acquisitions and mergers which will be suitable for our growth as a corporation that will add shareholder value as well as complement our company's objective.

Ownership

Kookaburra Sustainable Solutions Inc. is owned by the founders, George Mingin and Michael Schieck. KSS has access to a considerable diversity of highly experienced and knowledgeable individuals in its chosen field of operations.

Management

Chief Executive Officer/ President- Michael Schieck

Chairman - George Mingin

Chief Marketing Officer -   TBA

- IT Sales/Website- Whitecrow Digital
- IR/PR- Joshua Ramsdell

Chief Financial Officer- Simon Fisher B.Bus FNTAA

Chief Technical Officer- Dr David Tomlinson -

BA BSc (Hons 1) PhD CChem MRACI MAGI MAIFST

Consultants -

- Dr Paul Ollverti (bio mass, bio fuels, soil remediation)
- Steve Finch (sustainable food and energy technology consulting exclusivity)

The Products

Kookaburra Sustainable Solutions Inc., has several product lines. Our product lines focus on the sustainability sector. Initially our plan is to market our most developed product line of air quality and odour control products, health and wellness, and pet care.

Kookaburra General Purpose Odour Removal is a natural mineral based product. This natural mineral has a negative ionic charge combined with a sponge like molecular structure, together, making it a highly effective odour remover. This dry granular product is sprinkled on a surface from which an odour is emanating. It then attracts and absorbs the odour molecules in the air encapsulating them within its porous structure. The granules can then be swept up or vacuumed after 24 hours.

This product works on the vast majority of odours including cigarette smoke, pet urine, damp and mould. This product also absorbs moisture and can significantly reduce the chances of mould and mildew damage. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance. The product is sold in variable sized packaging.

The most common pack size will be the 32-ounce package which retails for $12.99. The main competition is from privately held companies who report that the overall odour control market is estimated to be $80-100 million worldwide. Natural Odour removal has a $30 million a year sales market in the USA. KSS is initially targeting 10% of the USA natural odour market.

Using, a conservative number of sales at 1000 units per month, at $12.99 per unit equals $12,990.00 for the 32-ounce bottle. Having approximately 50% margin on these products, we aim to achieve a $6495.00 gross profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce packs.

8 oz.	Wholesale	MSRP	$6.99
16 oz.	Wholesale	MSRP	$9.99
32 oz.	Wholesale	MSRP	$12.99
64 oz.	Wholesale	MSRP	$21.99
160 oz.	Wholesale	MSRP	$49.99

Kookaburra Skunk Odour Removal is a natural mineral based product. This product removes the smell from your pet, your skin and clothing after being sprayed by a skunk. This product is very effective for pets whether it is the spray from a skunk smell to a wet dog smell. The product works in the same manner as the general purpose product. This is a natural product that is even safe if the pet ingests it. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

The most common size is the 32-ounce bottle and again it wholesales for $12.99. Using the same conservative number of sales at 1000 units per month, at $12.99 per unit equals $12,990.00 for the 32-ounce bottle Having approximately 50% margin on these products, we aim to achieve a $6495.00 gross profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	$6.99
16 oz.	Wholesale	MSRP	$9.99
32 oz.	Wholesale	MSRP	$12.99
64 oz.	Wholesale	MSRP	$21.99
160 oz.	Wholesale	MSRP	$49.99

Kookaburra Urine Odour Control is a natural mineral based product. The product is great for removal of urine that has been soaked into carpets, car seats or clothing. The urine smell is absorbed by the granules of the product and can then be easily cleaned up with a broom, brush or vacuum. The product is very effective for pet urine smells and is frequently used by landlords on tenanted properties as part of their routine clean up between tenants. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance. This product will also be available not only in variable sizes as the others, but will be in a selected few scents which will complement its usage.

The most common size is the 32-ounce bottle and again it wholesales for $12.99. Using the same conservative number of sales at 1000 units per month, at $12.99 per unit equals $12,990.00 for the 32-ounce bottle Having approximately 50% margin on these products, we aim to achieve a $6495.00 gross profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	$6.99

16 oz.	Wholesale	MSRP	$9.99
32 oz.	Wholesale	MSRP	$12.99
64 oz.	Wholesale	MSRP	$21.99
160 oz.	Wholesale	MSRP	$49.99

Kookaburra Sport Tote Bag pads are a natural mineral product sealed into perforated biodegradable pads with a self-adhesive backing. These packets are sealed until opened by the consumer and are then stuck on the inside of sports bags to remove the smell from sweaty, damp sporting gear. The odour packs are suitable to be placed into the tote bags for several days to remove the odors, after which time they can be safely disposed. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

The most common size is the 32-ounce bottle and again it wholesales for $12.99. Using the same conservative number of sales at 1000 units per month, at $12.99 per unit equals $12,990.00 for the 32-ounce bottle Having approximately 50% margin on these products, we aim to achieve a $6495.00 gross profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	$9.99
16 oz.	Wholesale	MSRP	$16.99
32 oz.	Wholesale	MSRP	$29.99
64 oz.	Wholesale	MSRP	$49.99
160 oz.	Wholesale	MSRP	$89.99

Kookaburra Trash Can Applicator is a natural based mineral product within a perforated sealed pad similar to the tote bag pads. These pads are made in several sizes for diaper trash cans, school and office trash cans, and residential trash cans. The sizes of these pads vary in size and granule density to suite the varied applications. These pads can be used in a variety of applications, not limited to just trash cans, including hospital waste bins, restaurant waste bins, seafood processing facilities and any industry that deals in highly odorous materials etc.

Using, the conservative value, of sales at 1000 units per month, bring in the $29,990.00 of the 32 ounce bottle. Having, approximately 50% margin on these products, making it close to $12,990.00 profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	9.99
16 oz.	Wholesale	MSRP	16.99
32 oz.	Wholesale	MSRP	29.99
64 oz.	Wholesale	MSRP	49.99
160 oz.	Wholesale	MSRP	89.99

Kookaburra Foot Powder is a natural mineral mixture product designed to gently exfoliate the skin on the feet, whilst simultaneously removing the foot odour. The consumer will apply this product as a paste, massaging it into the skin of the feet. The granular texture of the product exfoliates the skin and simultaneously removes the odour whilst neutralising the bacteria that cause the odour in the first place. The granules are negatively charged ions allowing encapsulation of positive charged odours allowing for the effective and complete removal of the foot odour.

Using, the conservative value, of sales at 2000 units per month, bring in the $25,980.00 of the 16 ounce bottle. Having, approximately 50% margin on these products, making it close to $12,990.00 profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	9.99
16 oz.	Wholesale	MSRP	12.99
32 oz.	Wholesale	MSRP	19.99
64 oz.	Wholesale	MSRP	39.99
160 oz.	Wholesale	MSRP	89.99

Kookaburra Natural Facials are made with a blend of natural minerals and packaged in single use packets. These products are a dry natural mixture of minerals and oils. The packets are dry packed to increase the longevity for shelf life for retailers. The blend also works for removal of black heads and for the drying of oily skin. This helps with having cleaner more radiant skin and greatly assists with acne issues.

Using, the conservative value, of sales at 2000 units per month, bring in the $69,980.00 of the 16 ounce bottle. Having, approximately 50% margin on these products, making it close to $34,990.00 profit per month. This is for one size and we make a 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	19.99
16 oz.	Wholesale	MSRP	34.99
32 oz.	Wholesale	MSRP	59.99
64 oz.	Wholesale	MSRP	99.99
160 oz.	Wholesale	MSRP	129.99

Kookaburra Body Scrub is a natural mineral mixture for the health and wellness industry. The blend will consist of all natural minerals to be mixed with an aqueous solution to make into a mud like application. The product will remove dead skin, open pores, and remove the dirt and oils trapped in the pores of the skin and help with detoxifying of chemicals in the body. Helps bring the body to a more neutral pH level and exfoliates the skin after application.

Using, the conservative value, of sales at 2000 units per month, bring in the $39,980.00 of the 16 ounce bottle. Having, approximately 50% margin on these products, making it close to $19,990.00 profit per month. This is for one size and we make an 8 ounce, 16 ounce, 32 ounce, 64 ounce and 160 ounce.

8 oz.	Wholesale	MSRP	11.99
16 oz.	Wholesale	MSRP	19.99
32 oz.	Wholesale	MSRP	34.99
64 oz.	Wholesale	MSRP	59.99
160 oz.	Wholesale	MSRP	99.99

Kookaburra Oxygen Filtration Units will use our natural mineral pads for the removal of nitrogen from the compressed air for in-home oxygen units and air crew personnel during high altitude flights. This is a newly emerging and rapidly growing market sector. With the increasing number of baby boomers getting to an age and state of health where the use of home oxygen units is becoming more and more common place, the demand on this product will become significantly higher.

These will vary not as much on size as depending upon manufacturer. The oxygen units vary in pricing from 10.00-40.00. We will use a middle of pricing as average for these units. The process for these units will not be directly aimed for our marketing at retail as much as we will go to the manufacturers directly and replacement part carriers.

Using the average units sold at 1000 worldwide using internet sales as our major sales venue as we approach the manufacturers. The average price will be 19.99. This will be $19,990.00 with profit of $9,995.00 per month.

Kookaburra Laundry Detergent is a natural blend of minerals with no chemicals added for cleaning and deodorising of household laundry. This is a natural approach to household products where artificial fragrances are not added to the detergent, allowing it to be used with people who are hyper-allergenic to fragrances and chemicals. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

Having the ability to use a natural source for laundry needs removes many chemicals going into the water tables. The discharged water would have less chemicals going from the laundry which would harm our waterways and wildlife dependant on the waterways. This is an excellent choice for doing your part for the environment and wildlife. The product exceeded our expectations for quality and satisfaction and eco-friendly.

Using the average price for our product 17.99 for 150 washer loads as a basis for projections, it shall show the 50% profit margins not only make sense with profits as it does with the environmental conscience.

Selling 1000 units per month at $17.99 would generate sales of $17,990.00 for a profit of $8,995.00.

5Lb.	Wholesale	MSRP	11.99
10Lb.	Wholesale	MSRP	17.99
32Lb.	Wholesale	MSRP	54.99

Kookaburra Kitty Litter made from our natural mineral blend allows for odour removal with the added property that it is anti-clumping. The urine and smell is encapsulated in the mineral blend and it naturally keeps from clumping, making our system easier for the pet owner to maintain. Whilst at the same time it is forgiving on the forgetful owners who neglect the regular maintenance of their pet's indoor litter trays.

The product is a quality eco-friendly item which is not only a pleasure to use but ecofriendly. It keeps the odours from the litter box encapsulated and not a nuisance to the pet owner. The product has the clumping aspect in which enables scooping out the used product and add little at a time for conservation and cleanliness to the pet.

Our company produces only two sizes of this item as it is deemed necessary to only produce them for the retail markets. These are the most common sizes for the market, the 5Lb bag and the 20Lb Bag.

Using the sales projection of 1000 units per month of the predicted most common purchase of the 5Lb bags will result in sales of $8,990.00 and a profit of $4,995.00 approximately.

5Lb.	Wholesale	MSRP	8.99
20Lb.	Wholesale	MSRP	27.99

Developmental Stage Products in Research

Kookaburra Blood and Trauma is in the development stage. This product is for usage in the tactical military operations, first aid kits, emergency units, and for safety emergency kits. These are hermetically sealed in dry packs for extended shelf life, making them ideal to keep in long term emergency kits. These packs work for accident victims by assisting in the clotting of blood to stop bleeding. These units are not completed as of yet so a price structure has not been devised for them. These will be ready for market within in the next 90 days from the launch of the public company bringing in capital.

These units retail in variable sizes and ranges at $11.99- $69.99

Kookaburra Blended Natural Poultry, Swine and Aquaculture Feed Supplement is a natural mineral blend additive used to mix with feed for poultry, swine and aquaculture. The additive will reduce the odour from the animal's waste but is completely safe for ingestion. The granular size will allow for ingestion and activate to reduce the odour forming chemicals released from the waste, such as ammonia. This product also has the potential to replace the harmful, but extremely common, use of antibiotics in intensive animal raising facilities. Antibiotics are used in this industry to speed up the growth of the animal, and our product has been scientifically shown to achieve similar growth rates without the use of these antibiotics, whilst maintaining greater animal health. **This product is still in developmental and experimental stages but is showing serious potential.**

Monthly Projections

Kookaburra Sustainable Solutions Inc. has several other products and markets in which we will be developing to expand upon our already growing market range. We plan to continue to grow with other products obtained from joint ventures, acquisitions, and mergers to increase our product lines.

Kookaburra General Purpose Odour Removal	$12,990.00
Kookaburra Skunk Odour Removal	$12,990.00
Kookaburra Urine Odour Control	$99,980.00
Kookaburra Sport Tote Bag Pads	$29,990.00
Kookaburra Trash Can Applicator	$29,990.00
Kookaburra Foot Powder	$25,980.00
Kookaburra Natural Facials	$69,980.00
Kookaburra Body Scrub	$39,980.00
Kookaburra Oxygen Filtration Units	$19,990.00
Kookaburra Laundry Detergent	$17,990.00
Kookaburra Kitty Litter	$8,990.00

MONTHLY TOTAL PROJECTION OF SALES
$396,860

Projected Gross Profit from sales $198,430

Annual Projected Total Sales:
$4,762,320

Annual Potential Gross Profit:
$2,381,160

Target Markets

Kookaburra Sustainable Solutions Inc. will initially target the retail market. Our initial plan is to focus on the larger box stores to carry our product lines, starting with the odour removal lines. The target will be the average household owner as an everyday household product.

We plan to target the household markets including the landlord and remodelling sectors, and gain a strong market share from the real estate investors. The ability of the product to deal with damp, mould, mildew, pet urine, paint, smoke, and airborne pollutants allows for a wide array of potential customers. We will also target the do it yourself handyman, and hardware department stores.

Simultaneously, as we launch our odour control range of products, we will also be pursuing the health and wellness contacts we already have in our database. One of our founders has a database of 27,000 clients who have previously worked with him in the health and wellness industry. These previous clients will be called upon for an initial launch of our product line which has the potential of more than 5000 spas in 19 countries.

KSS plans to utilize its experience and knowledge through contacts they have attained throughout their previous work experience to expand our network. Our major theme and thrust into these retail outlets will be based on the consumers rapidly growing awareness of eco-friendly and environmentally sustainable purchasing decisions.

KSS will utilize the National data bank of independent sales representatives to launch the business to business campaign for further market penetration. Using independent sales reps will cover larger areas with less capital and expenses needed to launch. Reducing overhead, expenses and wages, will allow for faster exposure to the markets and allow the smaller firms to sell our product lines. Our costing model allows for a percentage of sales to be applied to this sales representative avenue.

An equally important part of our marketing campaign will be online digital sales. KSS will be launching a website with a comprehensive social media marketing program for online sales. We will be using our existing and proven digital marketing experts, Whitecrow Digital Marketing.

The sales from the website will also have an affiliate program. This means that we can expand our sales team base and our online presence through the rapidly growing mediums of online digital programs such as Gumtree, Gumroad, Ebay etc.. This would allow for "work from home" sales forces to be created, fundraising campaigns, affiliate programs, catalogue sales, etc. all being independent salespersons for all of our product lines. This, we believe, is a more sustainable business model in the long term.

We also plan to start an Amazon affiliate program in all the countries that Amazon currently operate in. Amazon are in the midst of a worldwide expansion program designed to take on local retailing monopolies. By joining with Amazon in their goal to become the world's largest retailer, we will be opening up opportunities for our company that would not previously be available.

The advantages of affiliating with Amazon are multi-faceted. We can target our retail market sector direct, without the need for a high cost intermediary such as a traditional retail store. Amazon provide door to door shipment services enabling direct access to the final customer. The efficiency gains in freight logistics, bulk warehouse shipment versus individual parcel shipments, is immense. Again, we believe this to be a more sustainable business model.

Pricing Strategy

Kookaburra Sustainable Solutions Inc. has a costing model where pricing is set to keep our profit margins in the suitable range for growth, expansion, and development of new products and technologies and to attain long term sustainable growth, strength and value for our shareholders.

We do not price to match our competitors and therefore deteriorate to the level of a commodity traded product. We set our pricing based on our beliefs and value systems of sustainability for the planet and the people. We strongly believe that our success will stem from our commitment to our fundamental beliefs and not from pricing competition leading to erosion of our beliefs and unsustainable business practices.

Advertising

Kookaburra Sustainable Solutions Inc. will focus on the markets we already have immediate access to. These will include a database of 27,000 clients in the Health and Wellness sector, larger hardware and box store chains through business on business independent sales representatives, online digital presence and as an Amazon affiliate partner.

KSS will approach independent sales representative brokerage firms to carry our product lines within their existing product ranges. Their approach to business to business sales programs will allow for more effective and efficient merchandising efforts within the large retail chain stores. This would enable our company to have a National and International presence for our product lines in a much faster and more efficient and effective manner than trying to do all merchandising in house.

Competitor Analysis

Kookaburra Sustainable Solutions Inc. has competition in each sector we produce items for, but no direct competition in which one company carries all of the products in our product range.

KSS has many competitors in the odour control and removal sector. The marketing advantage that we have is our products are all natural and environmentally friendly. This is a unique market position for most of our product range. Competitors are Gonzo Natural Odour removal (9.99/32 ounces), Naturals Miracle (11.97/64 ounces liquid), Moso natural (9.95/ 8 ounces), Trinova Green Odour remover (15.97/32 ounces dry).

We do not have aerosols and the associated greenhouse gases that are emitted from the cans. We do not use any products with a toxic or environmentally damaging component. All of our packaging is environmentally friendly and kept up to date with the latest innovations in this area. This is in direct contrast with most of our competitors who pay little to no attention to the sustainability of their products and packaging.

The shelf life of our product allows for keeping for long periods of time without worry of spoilage. Being light weight, and dry packaged makes for low fuel use in transport and for easy and long-term storage for consumers after they have bought our products. Again, in direct contrast to our competitors.